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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


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                                   FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


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                         VARI-LITE INTERNATIONAL, INC.
              (Exact name of registrant as specified in its charter)


       DELAWARE                                              75-2239444
    (State or other                                       (I.R.S. Employer
     jurisdiction of                                     Identification No.)
     incorporation)



     201 REGAL ROW
     DALLAS, TEXAS                                            75247
     (Address of principal executive offices)              (Zip Code)



Securities to be registered pursuant to Section 12(b) of the Act:

       Title of each class                     Name of each exchange on which
       to be so registered                     each class is to be registered
       -------------------                     ------------------------------

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

Securities Act registration statement file number to which this form relates:

                                                        --------------------
                                                            (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:



       Rights to Purchase Series A Junior Participating Preferred
                       Stock, $0.10 Par Value Per Share
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                               (Title of Class)

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Item 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On September 14, 1999, the Board of Directors (the "Board") of Vari-Lite International, Inc. (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.10 per share (the "Common Stock"), of the Company. The dividend is payable on September 27, 1999 (the "Record Date"), to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, $0.10 par value per share (the "Series A Preferred Stock"), of the Company at a price of $8.50 per one one-thousandth of a share of Series A Preferred Stock (the "Purchase Price"), subject to adjustment. The complete description and terms of the Rights are set forth in a Rights Agreement, dated as of September 27, 1999, as the same may be amended from time to time (the "Rights Agreement"), between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agent"). The following description of the Rights Agreement is a summary of the material terms thereof and is qualified in its entirety by reference to the complete text of the Rights Agreement.

         Upon distribution, the Rights will be attached to all outstanding shares of Common Stock and will be represented by the certificates representing such shares. No separate certificates evidencing the Rights (the "Rights Certificates") will be distributed prior to the Distribution Date (as defined below). The Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock (the "Tender Offer Date"). Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) the Common Stock certificates issued after date of the Rights Agreement will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Series A Preferred Stock will be issued (or fractions that are integral multiples of one one-thousandth of a share).

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on September 26, 2009, or such later date as the Board establishes under certain circumstances, unless earlier redeemed by the Company as described below.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board, only shares of Common Stock outstanding prior to the Distribution Date will be issued with Rights.

         Each share of Series A Preferred Stock purchased upon exercise of the Rights will be entitled to a minimum preferential quarterly dividend payment equal to the greater of (i) $1.00 per share and (ii) 1,000 times the dividend, if any, declared per share of Common Stock. In the event of liquidation, the holders of Series A Preferred Stock will be entitled to a minimum preferential liquidation payment equal to 1,000 times

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the par value per share plus an amount equal to accrued and unpaid dividends and distributions to the date of such payment. Each share of Series A Preferred Stock will have 1,000 votes and will vote together with the Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Series A Preferred Stock will be entitled to receive 1,000 times the amount per share of Common Stock received in such merger, consolidation or other transaction. These rights are protected by customary antidilution provisions. The shares of Series A Preferred Stock will, if issued, be junior to any other series of Preferred Stock which may be authorized and issued by the Company, unless the terms of any such other series provide otherwise. Because of the nature of the Series A Preferred Stock's dividend, liquidation and voting rights, the value of one one-thousandth of a share of Series A Preferred Stock purchasable upon the exercise of each Right should approximate the value of one share of Common Stock.

         If any Person becomes the beneficial owner of 15% or more of the then outstanding shares of Common Stock (unless such acquisition is made pursuant to a tender or exchange offer for all outstanding shares of Common Stock, upon terms and conditions determined by a majority of the Board to be in the best interests of the Company and its stockholders (a "Qualifying Offer")), each holder of a Right (other than an Acquiring Person and certain of its related parties and transferees) will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company), having a value equal to two times the exercise price of the Right. For example, at an exercise price of $8.50 per Right, each Right not owned by an Acquiring Person (or by certain of its related parties or transferees) following the event set forth above would entitle its holder to purchase $17.00 worth of Common Stock (or other consideration, as noted above) for $8.50. Assuming that the Common Stock had a per share market price of $4.25 at such time, the holder of each valid Right would be entitled to purchase four shares of Common Stock for $8.50. The Rights are not exercisable following the occurrence of any of the events described above until such time as the Rights are no longer redeemable by the Company as described below. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

         If at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or business combination transaction in which it is not the surviving corporation (other than a merger consummated pursuant to a Qualifying Offer); (ii) the Company is the surviving corporation in a business combination transaction (other than such a transaction consummated pursuant to a Qualifying Offer) but all or part of the outstanding shares of Common Stock are changed or exchanged for stock or other securities of any person or cash or any other property; or (iii) more than 50% of the Company's combined assets or earning power is sold or transferred (in each case other than certain consolidations with, mergers with and into or sales of assets or earning power by or to subsidiaries of the Company as specified in the Rights Agreement), each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise thereof, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events described in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."

         In order to prevent dilution, the Purchase Price, the number and kind of shares covered by each Right and the number of Rights outstanding are subject to adjustment from time to time (x) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock, (y) if holders of the Series A Preferred Stock are granted certain rights or warrants to subscribe for Series A Preferred Stock or securities convertible into Series A Preferred Stock at less than the current market price of the

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Series A Preferred Stock, or (z) upon the distribution to holders of the
Series A Preferred Stock of evidences of indebtedness, cash (excluding regular quarterly cash dividends), assets (other than dividends payable in Series A Preferred Stock) or subscription rights or warrants (other than those referred to in clause (y) above).

         With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Series A Preferred Stock are required to be issued (other than fractions which are integral multiples of one one-thousandth of a share of Series A Preferred Stock) and, in lieu thereof, the Company may make an adjustment in cash based on the market price of the Series A Preferred Stock on the trading day prior to the date of exercise.

         At any time until ten business days following the earlier of the Stock Acquisition Date or the Final Expiration Date (as defined in the Rights Agreement), the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (payable in cash, shares of Common Stock or other consideration deemed appropriate by the Board). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board, in its sole discretion, may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

         Any of the provisions of the Rights Agreement may be amended by the Board prior to the Distribution Date, other than the redemption price and the number of one one-thousandths of a share of Series A Preferred Stock for which a right is exercisable, and the Purchase Price may not be reduced. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights or to shorten or lengthen any time period under the Rights Agreement, except that no amendment to adjust the time period governing redemption may be made at any time that the Rights are not redeemable. The Final Expiration Date may be changed and the Purchase Price may be increased at any time prior to a Stock Acquisition Date or a Tender Offer Date.

         THIS SUMMARY DESCRIPTION OF THE RIGHTS DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE RIGHTS AGREEMENT, FORM OF CERTIFICATE OF DESIGNATION OF SERIES A JUNIOR
PARTICIPATING PREFERRED STOCK, FORM OF RIGHTS CERTIFICATE AND THE FORM OF SUMMARY OF RIGHTS TO PURCHASE PREFERRED SHARES, ALL FILED AS EXHIBITS HERETO AND INCORPORATED BY REFERENCE HEREIN.

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Item 2.    EXHIBITS.

           1. Rights Agreement, dated as of September 27, 1999, by and between the Company and ChaseMellon Shareholder Services, L.L.C. as Rights Agent, including Certificate of Designation of Series A Junior Participating Preferred Stock as Exhibit A, the form of Rights Certificate as Exhibit B and Summary of Rights to Purchase Preferred Shares as Exhibit C.

           2. Form of Certificate of Designation of Series A Junior Participating Preferred Stock (Exhibit A to the Rights Agreement)

           3.     Form of Rights Certificate (Exhibit B to the Rights
                  Agreement).

           4. Form of Summary of Rights to Purchase Preferred Shares (Exhibit C to the Rights Agreement).










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                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                              VARI-LITE INTERNATIONAL, INC.



Date: September 27, 1999      By:  /s/ H.R. Brutsche III
                                   -----------------------------------------
                                   H.R. Brutsche III, Chairman of the Board
                                   and Chief Executive Officer











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                               INDEX TO EXHIBITS


     1. Rights Agreement, dated as of September 27, 1999, by and between the Company and ChaseMellon Shareholder Services, L.L.C. as Rights Agent, including Certificate of Designation of Series A Junior Participating Preferred Stock as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C.

     2.     Form of Certificate of Designation of Series A Junior
            Participating Preferred Stock (Exhibit A to the Rights
            Agreement)

     3.     Form of Rights Certificate (Exhibit B to the Rights Agreement).

     4. Form of Summary of Rights to Purchase Preferred Shares (Exhibit C to the Rights Agreement).